Exhibit 99.1

AUTONOMY EXPECTS FIRST QUARTER 2003 RESULTS TO BE IN LINE
WITH CONSENSUS; SCHEDULES FIRST QUARTER CONFERENCE CALL

Thirteenth consecutive quarter of profitability

SAN FRANCISCO, California and CAMBRIDGE, England — April 9, 2003 — Autonomy Corporation plc (Nasdaq: AUTN, Nasdaq Europe: AUTN; AU.), a global leader in infrastructure software for the enterprise, today announced that it expects revenues and earnings for the first quarter ended March 31, 2003, to be in line with market consensus.

Based on preliminary results, Autonomy expects to report revenues for the first quarter of 2003 in the range of $11.6 million to $12.6 million, and fully diluted EPS of approximately $0.01 per share.

Commenting on this trading statement, Dr. Mike Lynch, Group CEO of Autonomy said today:  “We are pleased to announce that our first quarter 2003 results are expected to be in-line with market expectations.  In particular, our license sales have held up well despite the uncertain market conditions prevailing in the first quarter.”

These results are preliminary, subject to the usual quarterly financial review by Autonomy’s independent auditors.

Results for the first quarter of 2003 will be announced on April 25, 2003.  A teleconference call for participants discussing these results will be hosted on April 25, 2003 at 9.30am BST (10.30am CET; 4.30am US Eastern) and will be available live via webcast over the World Wide Web.  To access the live webcast, investors are directed towards the investor relations section of Autonomy’s website, http://www.autonomy.com.  Investors should go to the website approximately 15 minutes prior to the start time of the call to register.

About Autonomy Corporation plc

Autonomy Corporation plc (Nasdaq: AUTN; Nasdaq Europe: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise.  Autonomy’s Intelligent Data Operating Layer (IDOL) powers applications dependent upon unstructured information including: e-commerce, customer relationship management, knowledge management, enterprise information portals, enterprise resource planning and online publishing.  Autonomy’s customer base includes more than 550 global companies, including Astra Zeneca, British Aerospace, Clorox, Deutsche Bank, Ericsson, General Motors, Lucent, Royal SunAlliance, Sun Microsystems and public sector agencies including the United States Department of Defense, NASA and the United States Department of Energy.  Strategic reseller and OEM partners include leading companies such as BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Oracle, Sybase and Vignette.  The company has offices in North America, Europe, Asia and Australia and is on the Web at www.autonomy.com.

Caution Concerning Forward-Looking Statements

The statements set forth in this news release are forward-looking statements regarding Autonomy’s expected first quarter revenue and earnings that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including the risk that, because the company has not finalized its first quarter financial results, unexpected adjustments may be made in finalizing these financial results from those currently contemplated.  These factors and other factors which could cause actual results to differ materially are also discussed in the company’s filings with the United States Securities and Exchange Commission, including Autonomy’s latest Annual Report on Form 20-F.

Financial Media Contacts:	Analyst and Investor Contacts:
Ian Black, Director of Corporate Comms	Sushovan Hussain, Chief Financial Officer
Autonomy Corporation plc	Autonomy Corporation plc
+44 (0)1223 448 000	+44 (0)1223 448 000

Edward Bridges	Edward Bridges
Financial Dynamics	Financial Dynamics
+44 (0)20 7831 3113	+44 (0)20 7831 3113